June 4, 2012

VIA EDGAR

Ms. Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cencosud S.A.
Registration Statement on Form F-1
Submitted May 23, 2012 on a confidential basis

Dear Ms. Ransom:

On behalf of Cencosud S.A. (“Cencosud” or the “Company”), a corporation organized under the laws of Chile, we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company on May 25, 2012, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance of the Commission contained in your letter to Daniel Rodríguez of the Company dated May 31, 2012.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your May 31, 2012 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 1.

We have provided each of you, Adam Phippen, Jason Niethamer, Lisa Kohl and Brigitte Lippmann a courtesy copy of this letter and two courtesy copies of Amendment No. 1, one copy of which has been marked to reflect changes made to the Registration Statement publicly filed on May 25, 2012. We have also manually annotated the marked copy to reference responses to each of the Staff comments made in your May 31, 2012 comment letter. We have also provided each of you with a copy of the additional exhibits the Company has filed with the Registration Statement. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Dilution, page 78

1.	The net tangible book value as of March 31, 2012 equals equity attributable to controlling shareholders as of March 31, 2012. Please tell us your consideration of excluding any intangible assets that cannot be sold separately from all other assets of the business and excluding any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

The Staff’s comment is duly noted. The Company has revised its disclosure on page 78 to reflect a revised calculation of its net tangible book value excluding any intangible assets that cannot be sold separately from all other assets of the business and excluding any other intangible asset for which recovery of book value is subject to uncertainty or illiquidity based on the Staff’s position expressed in Item 8320 of the Financial Reporting Manual of the Division of Corporate Finance of the SEC, which provides in principal part:

8320 Definition

There are no rules or authoritative guidelines that define tangible book value. Tangible book value per share is used generally as a conservative measure of net worth, approximating liquidation value. The staff believes generally that tangible assets should exclude any intangible asset (such as deferred costs or goodwill) that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

The calculation of net tangible book value in Chilean pesos included in the Prospectus is:

Net Equity attributable to equity instrument holders; Net of controlling entity	2,836,801,245
Less
Goodwill	1,163,341,377
Intangibles	493,772,263
Net tangible book value	1,179,687,605
Number of shares	2,264,103,215
Net tangible book value per common shares	521.04

Net tangible book value per ADS	1,563.12

Management’s discussion and analysis of financial condition and results of operations, page 104

Results of operations, page 121

Three months ended March 31, 2012 compared to three months ended March 31, 2011, page 122

Other revenues by function, page 127

2.

We note your disclosure that the increase in the fair value of investment properties for the three-month period ended March 31, 2012 as compared to the three-month period ended March 31, 2011 was a contributing factor to the increase in your consolidated other revenue by function during that time period. However, your discussion on the increase in the fair value of investment properties is focusing on “the year 2011.” Please revise to provide discussion on the increase in the fair value of investment properties for the three-month period ended March 31, 2012. In addition, please revise similar disclosure discrepancies on page 134 under the “Other revenues by function” subheading to discuss the increase in fair value during the year 2011 as opposed to “the year 2010.” Alternatively, please tell us why your current disclosure is appropriate.

The Staff’s comment is duly noted. We have revised the disclosure in the prospectus relating to Other revenues by function on pages 127, 134 and 142 to clarify the factors that explain the increase in fair value of investment properties for the periods presented.

*****

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If I can be of any assistance during the staff’s review of the Registration Statement, please contact me, collect, by telephone at (212) 530-5602 or by facsimile at (212) 822-5602. I can also be reached by e-mail at mmottesi@milbank.com. If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact either Sergio Tubio or Ricardo Arraño at PricewaterhouseCoopers by telephone at (56-2) 940-0020 and (56-2) 940-0163, respectively, or by facsimile at (56-2) 940-0446.

Very truly yours,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi

Copy:	Daniel Rodríguez (Cencosud)
Carlos Mechetti (Cencosud)
Dario Amenabar (Cencosud)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Sergio Tubio (PricewaterhouseCoopers)